Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 13, 2017	Lisa Goldstein Attorney at Law d 212.969.3381 f 212.969.2900 lgoldstein@proskauer.com www.proskauer.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jason P. Fox and Keith Gregory

Re:	Dreyfus Investment Funds Registration Statements on Form N-14 (File Nos: 333-219632; 333-219606)

Ladies and Gentlemen:

On behalf of Dreyfus Investment Funds (the "Registrant"), on or about September 14, 2017 we plan to file, pursuant to Rule 497 under the Securities Act of 1933, as amended, the definitive versions of the Prospectus/Proxy Statements (each, a "Prospectus/Proxy Statement") and statements of additional information (each, an "SAI") of the Registrant related to the reorganization of Dreyfus Mid-Cap Growth Fund, a series of Dreyfus Funds, Inc. into Dreyfus/The Boston Company Small/Mid Cap Growth Fund, a series of the Registrant (the "Mid Cap Reorganization"), and the reorganization of Dreyfus Small Cap Equity Fund, a series of Dreyfus Stock Funds, into Dreyfus/The Boston Company Small Cap Value Fund, a series of the Registrant (the "Small Cap Reorganization"). The filings will be marked to show changes from the versions of the Prospectus/Proxy Statement filed as part of the Registrant's Registration Statements on Form N-14 (each a "Registration Statement") filed on August 1, 2017 for the Mid Cap Reorganization and August 2, 2017 for the Small Cap Reorganization. The revisions consist primarily of changes made in response to the comments given telephonically by Jason P. Fox and Keith Gregory of the staff (the "Staff") of the Securities and Exchange Commission to the undersigned on August 24 and 25, 2017. Set forth below are the Staff's comments and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statements.

BOTH REORGANIZATIONS1

General

1.	Staff Comment: If appropriate, please include disclosures required by Item 23 of Schedule 14A (17 CFR §240.14a0-101) with respect to the delivery of documents to shareholders sharing an address.

Response: The following disclosure will be added to the Prospectus/Proxy Statement:

To reduce expenses, only one copy of the proxy materials will be mailed to those addresses shared by two or more accounts. If you wish to revoke this arrangement and receive individual copies, you may do so at any time by writing to the address or calling the phone number set forth above. The Fund will begin sending you individual copies promptly after receiving your request.

[1]	Quotations and locations are for the Registration Statement for the Mid Cap Reorganization, unless otherwise noted, but responses will be applied to both Registration Statements.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

September 13, 2017

2.	Staff Comment: Please complete or update all information in the Registration Statement.

Response: All information will be completed or updated in the Registration Statement.

Cross Reference Sheet

3.	Staff Comment: Please delete the reference to Rule 481(a) in the cross reference sheet, as the rule no longer requires the cross reference sheet.

Response: Should the Fund file a pre-effective amendment to either Registration Statement, the requested revision will be made in the cross reference sheet.

4.	Staff Comment: Please include a separate section in the Prospectus/Proxy Statement that lists all of the documents that are incorporated by reference for both the Fund and the Acquiring Fund, including their file numbers, date of filing and period of report. Please include the prospectus, SAI and annual and semi-annual reports. The list of these documents incorporated by reference should appear in the Prospectus/Proxy Statement and not in a cross reference sheet. We note that some of this information appears in the Prospectus/Proxy Statement. Please note that Form N-14 requirements relating to Form N-1A must be included in the Prospectus/Proxy Statement, if certain of these documents are not incorporated by reference. Refer to Item 5 and 6 of Form N-14 for more detailed instructions.

Response: The requested information has been added to the Prospectus/Proxy Statement in "Additional Information about the Acquiring Fund and the Fund" and "Financial Statements and Experts".

Questions and Answers

5.	Staff Comment: The first Q&A states: "You will receive . . . shares of the Acquiring Fund corresponding to your . . . shares of the Fund, respectively, with a value equal to the value of your investment in the Fund as of the Closing Date." Please replace the word "value" with "aggregate net asset value" and make conforming changes throughout the Registration Statement.

Response: The requested revisions will be made.

6.	Staff Comment: The second Q&A states: "In addition, the Acquiring Fund's . . . shares had lower total annual expense ratios than the Fund's . . . shares, respectively . . . based on the expenses of each fund as of the fund's most recent fiscal year end." Please disclose the actual annual expense ratios for the Fund and the Acquiring Fund's share classes (including, for the Mid Cap Reorganization, the ratio for the Fund's Class F shares and the expected ratio for the Acquiring Fund's Class Z shares) to support your statement that the Acquiring Fund's share classes have lower annual expense ratios.

Securities and Exchange Commission

September 13, 2017

Response: The actual total annual expense ratios for each class of shares of the Fund and the Acquiring Fund (including, for the Mid Cap Reorganization, the expected total annual expense ratio for the Acquiring Fund's Class Z shares) are disclosed as of the respective fund's most recent fiscal year end under "Summary—Comparison of the Acquiring Fund and the Fund—Fees and Expenses" in the Prospectus/Proxy Statement and clearly support management's statement that each class of shares of the Acquiring Fund had a lower total annual expense ratio than the corresponding class of shares of the Fund (and, for the Small Cap Reorganization, after the current fee waiver and expense reimbursement arrangement with respect to the Fund), based on the expenses of each fund as of the fund's most recent fiscal year end. Such disclosure will be added to the seventh Q&A -- "Will the Proposed Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses?" -- and the actual total annual expense ratios for each class of shares of the Fund and the Acquiring Fund (including, for the Mid Cap Reorganization, the expected total annual expense ratio for the Acquiring Fund's Class Z shares) as of August 31, 2017 (which also supports management's statement that each class of shares of the Acquiring Fund for the Mid Cap Reorganization had a lower total annual expense ratio than the corresponding class of shares of the Fund and that Class A and Class I shares of the Acquiring Fund for the Small Cap Reorganization had lower total annual expense ratios than the corresponding class of shares of the Fund and that Class C shares of the such Acquiring Fund had a higher total annual expense ratio than Class C shares of the Fund after the current fee waiver and expense reimbursement arrangement with respect to the Fund) will be added to the seventh Q&A and under "Summary—Comparison of the Acquiring Fund and the Fund—Fees and Expenses" in the Prospectus/Proxy Statement. A cross-reference to such disclosure will be added to the second Q&A -- "What are the Expected Benefits of the Proposed Reorganization for Me?".

7.	Staff Comment: In the third Q&A, please briefly disclose any differences between the Fund and the Acquiring Fund, for example, whether the Fund emphasizes different sectors than the Acquiring Fund.

Response: Additional disclosure regarding differences between the Fund and the Acquiring Fund will be added to the third Q&A.

8.	Staff Comment: The sixth Q&A states: "[P]lease note that if you participated in Dreyfus Government Direct Deposit or made incoming wire transactions or other incoming Automated Clearing House ("ACH") transactions to your Fund account, you will need to update your incoming ACH and/or wiring instructions with new information with respect to your shares of the Acquiring Fund in order to continue these services." Please state what would happen if a shareholder does not update their incoming ACH or wiring information with respect to shares of the Acquiring Fund. In addition, please briefly describe the method by which a shareholder may update this information.

Response: The following disclosure will be added in the sixth Q&A following the referenced sentence:

… and avoid having these transactions rejected by the Acquiring Fund. To continue participating in Dreyfus Government Direct Deposit or to provide ACH and/or wiring instructions as a shareholder of the Acquiring Fund, please call your financial adviser, or call 1-800-DREYFUS, visit www.dreyfus.com or write to the Acquiring Fund at its offices located at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

Securities and Exchange Commission

September 13, 2017

9.	Staff Comment: In the seventh Q&A, please state (1) the actual investment advisory fee paid by the Fund and the Acquiring Fund to Dreyfus for the past fiscal year, (2) the actual administration fees paid by the Fund and the Acquiring Fund for the past fiscal year and (3) the total expenses for the Fund and the Acquiring Fund for the past fiscal year.

Response: The requested revisions will be made.

10.	Staff Comment: The seventh Q&A indicates that each share class of the Acquiring Fund has a lower annual total expense ratio than the corresponding share class of the Fund, based on the expenses of each fund as of such fund's most recent fiscal year end. Please confirm that this statement is still accurate taking into account the current expenses of each fund as of the most recent date (including, with respect to the Mid Cap Reorganization, the estimated expenses of Class Z shares). In addition, please make this representation in each place in the Registration Statement where fees and expenses of the Acquiring Fund and the Fund are compared and the Registration Statement states that such fees and expenses or other financial metric are lower for the Acquiring Fund than the Fund as of the funds' most recent fiscal year (for example, in the Q&As regarding the expenses of the Reorganization and the Boards' recommendation).

Response: The requested revisions will be made to the appropriate places in the Registration Statement (the discussion regarding the Boards' recommendation reflects fees and expenses information as of the fiscal year ends). Please see the response to Staff Comment No. 6.

11.	Staff Comment: The third sentence of the eighth Q&A states: "Any subsequent investment in the Acquiring Fund will be subject to any applicable sales charges." Please clarify if this means that a sales charge will apply to any redemption of Class A shares or Class C shares after the Reorganization.

Response: The referenced disclosure will be revised as follows: "Any shares of the Acquiring Fund acquired after the reorganization will be subject to any applicable sales charges and CDSCs."

12.	Staff Comment: In the ninth Q&A, briefly disclose how the time periods in which holders of the Fund's Class A, C, I and F shares would start to realize benefits after the Reorganization were determined, including a description of such benefits.

Response: The requested revisions will be made.

13.	Staff Comment: In the ninth Q&A, please explain how the expenses of the Reorganization will affect operation of the Fund if the Reorganization is not consummated.

Response: The following will be added to the second sentence in the ninth Q&A, with respect to the Mid Cap Reorganization: "… or approximately 0.20% of the Fund's net assets as of June 30, 2017."

Prospectus/Proxy Statement

14.	Staff Comment: The first sentence of the fourth paragraph states: "A Statement of Additional Information ("SAI") dated September 8, 2017, relating to this Prospectus/Proxy Statement, has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference in its entirety." Please add the filing date and file number for the SAI.

Securities and Exchange Commission

September 13, 2017

Response: The requested revision will be made.

15.	Staff Comment: The ninth paragraph states: "Shareholders are entitled to one vote for each Fund share held and fractional votes for each fractional Fund share held." Please briefly describe how an inaccurately marked proxy will be voted.

Response: The following will be added after the referenced sentence: "Unmarked but properly signed and dated proxy cards will be voted "FOR" the Reorganization … ."

Summary

16.	Staff Comment: The first sentence states: "This Summary is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the Acquiring Fund's Prospectus, the Fund's Prospectus and the Agreement and Plan of Reorganization (the "Plan") attached to this Prospectus/Proxy Statement as Exhibit A." Disclosure relating to the Plan should describe all material aspects of the Plan. Please confirm all material aspects of the Plan are described or revise the disclosure as appropriate.

Response: All material aspects of the Plan are described in the Prospectus/Proxy Statement.

17.	Staff Comment: Please describe any material differences in the rights of securities holders of the Fund and the Acquiring Fund, if any, where appropriate. See Item 4(a)(5) of Form N-14 for more detailed instructions.

Response: Please note that each Proxy Statement/Prospectus describes certain differences in the rights of securities holders (see "Summary—Certain Differences Between the Acquiring Trust's and the Trust's Governance Documents" for the Small Cap Reorganization and "Summary—Certain Organizational Differences Between the Company and the Acquiring Trust" for the Mid Cap Reorganization.

18.	Staff Comment: In Investment Risks, small and midsize company risk is listed as a risk of investing in both funds. Please distinguish the risks of the Fund and the Acquiring Fund. For example, in the Small Cap Reorganization, the Fund has exposure to small- and mid-caps while the Acquiring Fund has greater exposure to small caps.

Response: The following will be added as the first sentence of small and midsize company risk:

Although each fund invests in small and midsize companies, the Acquiring Fund's portfolio will have more exposure to companies with smaller market capitalizations than the Fund's portfolio.

19.	Staff Comment: In Investment Risks, market sector risk is listed as a risk of investing in both funds. Please disclose any market sectors that each fund may have significant exposure to through its investment objective or strategy.

Response: The following will be added as the last sentence of market sector risk for the Mid Cap Reorganization:

Securities and Exchange Commission

September 13, 2017

The Acquiring Fund's investment strategy may lead it to emphasize certain sectors more than the Fund, such as technology, health care, business services and communications.

With respect to the Small Cap Reorganization, the portfolio managers for the Acquiring Fund and the Fund focus primarily on individual stock selection instead of trying to predict which industries or sectors will perform best.

20.	Staff Comment: As the Fund and the Acquiring Fund have a number of different risks, for ease of shareholder understanding and comparison, please describe the risk factors for each individual fund separately, such as in a side by side format. Please also include narrative disclosure under the caption Investment Risks comparing the different risk profiles of the funds. For example, in the Mid Cap Reorganization, the risk profile for the Acquiring Fund will be higher than the Fund due to its exposure to companies with significantly smaller market capitalizations, sectors such as technology, healthcare, business services, communications, emerging markets securities and its non-diversified status. In addition, the Fund has exposure to fixed income securities. In the Small Cap Reorganization, the risk profile for the Acquiring Fund will be higher than the Fund as the Acquiring Fund's portfolio consists of companies with significantly lower median market and weighted average market capitalizations.

Response: The risk factors have been revised for ease of shareholder understanding and comparison, but have not been placed side-by-side.

21.	Staff Comment: In Investment Risks, please disclose whether the fundamental investment restrictions of the Fund and the Acquiring Fund are the same. If they are different, please describe the differences.

Response: The following will be added under "Summary—Comparison of the Acquiring Fund and the Fund—Goal and Approach":

The Acquiring Fund and the Fund have substantially similar fundamental investment restrictions, except that the Acquiring Fund is non-diversified. Please see Exhibit C of this Prospectus/Proxy Statement for a comparison of the fundamental investment restrictions of the Acquiring Fund and the Fund.

22.	Staff Comment: In Fees and Expenses, please disclose actual investment advisory fees and administration fees and state the fees and expenses as of the most recent date.

Response: The actual investment advisory fees and administration fees as of the fund's most recent fiscal year end are disclosed, and the actual total annual expense ratios for each share class of the Fund and the Acquiring Fund as of August 31, 2017 will be added, under "Summary—Comparison of the Acquiring Fund and the Fund—Fees and Expenses".

23.	Staff Comment: Please supplementally confirm that the information presented in the fee tables is not materially different from each fund's current fees and expenses.

Securities and Exchange Commission

September 13, 2017

Response: Fund management confirms that the information presented in the fee tables is not materially different from each fund's current fees and expenses.

24.	Staff Comment: In the fee tables, please identify each fund as the Fund or the Acquiring Fund in addition to including the particular fund's name. Please make conforming changes elsewhere in the Registration Statement (for example, in the capitalization table).

Response: The requested revisions will be made.

25.	Staff Comment: For clarity, please consider including the footnotes to the fee tables directly below each individual fee table.

Response: The requested revision will be made.

26.	Staff Comment: The current presentation of the Expense Example is confusing. Please consider showing a second table reflecting the example figures where a sales charge is imposed upon redemption. See Instruction 4(f) to Item 3 of Form N-1A. Please also confirm that the Expense Example reflects current fees.

Response: The disclosure and footnote will be revised for ease of shareholder understanding and comparison as follows: "Reflects CDSC charged if redeemed/without redemption." Fund management confirms that the Expense Example would not differ materially if it reflected current fees.

27.	Staff Comment: In Past Performance, for ease of reading and clarity, please consider using a bar chart format for year-by-year total returns.

Response: The requested revision will be made in the typeset version of the Proxy Statement/Prospectus that will be sent to shareholders.

28.	Staff Comment: The first sentence of Purchase Procedures states: "The purchase procedures of the Fund and the Acquiring Fund and the automatic investment services they offer are substantially similar." Please ensure that any differences in purchase procedures are described in this section. Please make a conforming change wherever the phrase "substantially similar" is used.

Response: The referenced disclosure will be revised as follows: "The purchase procedures of the Fund and the Acquiring Fund and the automatic investment services they offer are identical."

29.	Staff Comment: The first two sentences of Redemption Procedures state: "The redemption procedures of the Fund and the Acquiring Fund are substantially similar. An investor may sell (redeem) . . . shares of the Fund and . . . shares of the Acquiring Fund at any time." Please describe the redemption procedures with greater specificity, and, per our earlier comment with respect to the phrase "substantially similar," please describe any differences between the redemption procedures of the Fund and the Acquiring Fund.

Response: The referenced disclosure will be revised as follows: "The redemption procedures of the Fund and the Acquiring Fund are identical. An investor may sell (redeem) . . . shares of the Fund and . . . shares of the Acquiring Fund at any time by contacting such fund as described in the prospectus."

Securities and Exchange Commission

September 13, 2017

30.	Staff Comment: In Redemption Procedures, please provide disclosure responsive to Items 11(c)(7) and 11(c)(8) of Form N-1A, as this is a new Registration Statement and these items are required and not included in the Acquiring Fund's prospectus. The Staff also notes that the recent post-effective amendment for the Acquiring Fund in the Small Cap Reorganization did not include disclosure responsive to these items. Please update the disclosure for such fund to include the disclosure required by Items 11(c)(7) and 11(c)(8).

Response: The requested revision will be made. The referenced disclosure will be added in the next post-effective amendment filed for the Acquiring Fund in the Small Cap Reorganization. The previous post-effective amendment was filed prior to the effective date of the amendments to Form N-1A that added Items 11(c)(7) and 11(c)(8).

31.	Staff Comment: In Shareholder Meetings and Voting Rights, please explain the meaning of the phrase "majority of the outstanding shares" (for example, the percentages required to approve the Reorganization).

Response: The referenced phrase, with respect to the Mid Cap Reorganization, will be changed to: "… a majority (more than 50%) of the Fund's outstanding shares entitled to vote… ."

Reasons for the Reorganization

32.	Staff Comment: The last sentence of the second paragraph states: "In addition, the Acquiring Trust's Board noted that the total annual expense ratios of the Acquiring Fund's Class A and Class C shares are estimated to decrease as a result of the Reorganization." Please comment on the effect of the Reorganization on other classes of shares of the Acquiring Fund.

Response: The referenced disclosure will be revised as follows: "In addition, the Acquiring Trust's Board noted that the total annual expense ratios of the Acquiring Fund's Class A and Class C shares are estimated to decrease as a result of the Reorganization and that the total annual expense ratio of the Acquiring Fund's Class I shares are estimated to remain the same."

33.	Staff Comment: The second and third paragraphs list reasons that the Boards approved the Reorganization. This disclosure appears to be a generic laundry list of factors rather than specific details. Please review this disclosure and revise to specify the particular reasons that the Boards favored the Reorganization (for example, elimination of duplicative products, lack of market interest, significant redemptions or any other specific considerations). In addition, please disclose any negative factors that the Boards considered when approving the reorganization or any factors adverse to the reorganization (for example, in the Mid Cap Reorganization, did the Boards consider that shareholders of the Fund would be receiving shares in a fund that invests in companies with significantly smaller market capitalizations overall and certain sectors with potentially higher risk profiles).

Response: We believe the disclosure adequately reflects the reasons that the Boards approved the the respective Reorganization.

Information About the Reorganization—Plan of Reorganization

Securities and Exchange Commission

September 13, 2017

34.	Staff Comment: The first sentence states: "The following summary of the Plan is qualified in its entirety by reference to the Plan attached to this Prospectus/Proxy Statement as Exhibit A." The description of the Plan cannot be qualified by reference to the actual Plan. Disclosure must adequately and accurately describe all material features of the Plan. Please confirm that the Plan has been so described and revise the first sentence. If required, please revise the disclosure relating to the Plan to describe all material features.

Response: The first sentence will be revised as follows: "The following is a brief summary of the terms of the Plan, which is attached to this Prospectus/Proxy Statement as Exhibit A."

35.	Staff Comment: The last sentence of the fourth paragraph states: "The obligations of the Company, on behalf of the Fund, and the Acquiring Trust, on behalf of the Acquiring Fund, under the Plan are subject to various conditions, including approval by Fund shareholders holding the requisite number of Fund shares and the continuing accuracy of various representations and warranties of the Company, on behalf of the Fund, and the Acquiring Trust, on behalf of the Acquiring Fund." Please disclose all material conditions relating to the approval of the Plan and revise the current disclosure as appropriate.

Response: The Registrant believes that all material conditions are summarized in this section. In addition, the following disclosure will be added: "An additional condition to the Reorganization is that the Fund and the Acquiring Fund receive an opinion of counsel to the effect that, for federal income tax purposes, the Reorganization will qualify as a tax-free reorganization and, thus, no gain or loss will be recognized by the Fund, the Fund's shareholders, or the Acquiring Fund as a result of the Reorganization. The Plan may be terminated and abandoned by the Board of the Company or of the Acquiring Trust, as the case may be, at any time prior to the Closing Date (and notwithstanding any vote of the Fund's shareholders), if circumstances should develop that, in the opinion of the Board, make proceeding with the Reorganization inadvisable."

36.	Staff Comment: The second sentence of the fifth paragraph states: "The total expenses of the Reorganization, largely those for legal, accounting and printing expenses, are expected to be approximately $260,000." Please disclose all expenses for the Reorganization and delete the term "largely."

Response: The referenced sentence will be revised to disclose all expenses for the Reorganization and delete the term "largely."

37.	Staff Comment: The sixth sentence of the fifth paragraph states: "The cost of any such outside solicitation firm is estimated to be approximately $40,000, which amount is included in the estimated total expenses of the Reorganization listed above." As per Form N-14, please disclose the name of the proxy solicitation firm and the material terms of the proxy solicitation contract. Please also state any costs that will be excluded from the costs of proxy solicitation (e.g., brokerage costs associated with portfolio repositioning).

Response: The referenced disclosure will be revised as follows (with applicable revisions depending on whether the Fund or Dreyfus is bearing the expenses of the Reorganization):

The Fund will retain D.F. King & Co., Inc. ("D.F. King") to assist in the solicitation of proxies, primarily by contacting shareholders by telephone, which is expected to cost approximately $40,000, plus any out of pocket expenses, such cost to be borne by the Fund, and is included in the estimated total expenses listed above. The Fund has agreed to indemnify D.F. King and related parties against certain liabilities and expenses arising out of its services to the Fund in connection with the Meeting.

Securities and Exchange Commission

September 13, 2017

38.	Staff Comment: The last sentence of the fifth paragraph states: "The Fund and the Acquiring Fund, however, will bear their respective portfolio transaction costs whether or not associated with the Reorganization" (emphasis added). Please clarify meaning of the bolded phrase.

Response: The referenced sentence will be revised as follows:

The Fund and the Acquiring Fund, however, will bear their respective portfolio transaction costs, including those associated with the Reorganization (emphasis added). See "—Sale of Portfolio Securities" below.

39.	Staff Comment: The second sentence of the sixth paragraph states: "If the Reorganization is not approved by Fund shareholders, the [Company's] Board will consider other appropriate courses of action with respect to the Fund." Please specify the other actions the Board will consider if the Reorganization is not approved.

Response: The referenced disclosure will be revised as follows: "If the Reorganization is not approved by Fund shareholders, the Company's Board will consider other appropriate courses of action with respect to the Fund, including continuing to operate as the Fund currently does, merger with a different fund or liquidation."

Information About the Reorganization—Sale of Portfolio Securities

40.	Staff Comment: The first sentence states: "If the Reorganization is approved by Fund shareholders, management currently estimates that approximately 41% of the Fund's portfolio securities may be sold by the Fund before consummation of the Reorganization, subject to any restrictions imposed by the Code." Please disclose the costs of repositioning in dollars and the percentage of Fund assets that will be sold. Please state the party who will bear the costs of the repositioning.

Response: The referenced disclosure will be revised as follows: "If the Reorganization is approved by Fund shareholders, management currently estimates that approximately 41% of the Fund's portfolio securities (approximately $56.7 million or 40.8% of the Fund's net assets) may be sold by the Fund before consummation of the Reorganization, subject to any restrictions imposed by the Code. Based on that assumption, management estimates that brokerage commissions and other transaction costs associated with such portfolio sales will be approximately $23,150, such cost to be borne by the Fund."

Voting Information

41.	Staff Comment: For clarity and shareholder understanding, please separately explain the concept of broker non-votes, including the effects on quorum, counting and the outcome of the vote.

Securities and Exchange Commission

September 13, 2017

Response: The third paragraph will be revised as follows:

Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon. Unmarked but properly signed and dated proxy cards will be voted "FOR" the Reorganization. Properly signed and dated proxy cards marked with an abstention or representing a broker non-vote will be treated as shares that are present at the Meeting for quorum purposes but which have not been voted. A broker "non-vote" is a proxy from a broker or nominee who does not have discretionary power to vote Fund shares on behalf of its client, the beneficial owner of the shares, indicating that such broker or nominee has not received instructions from its client or other persons entitled to vote the shares. Accordingly, abstentions and broker non-votes will have the effect of a vote against approval of the Reorganization.

42.	Staff Comment: The first sentence of the third paragraph states: "A quorum is constituted for the Fund by the presence in person or by proxy of the holders of a majority of the Fund's outstanding shares." Please describe the meaning of the phrase "a majority of the fund's outstanding shares" with respect to the vote required to approve the Reorganization.

Response: Please see the response to Staff Comment No. 31.

43.	Staff Comment: In Ownership of Shares, please state the name and address of any person who controls either the Fund or the Acquiring Fund and explain the effect on other shareholders. If the person is a company, please disclose the state or country of residence and list all parent companies of such person.

Response: The disclosure will be revised as follows: "As of June 30, 2017, no shareholder of the Fund was deemed a "control person" of the Fund and no shareholder of the Acquiring Fund would be deemed a "control person" of the Acquiring Fund after the Reorganization."

44.	Staff Comment: The Prospectus/Proxy Statement for the Small Cap Reorganization provides information on combined share ownership as if the Reorganization occurred on June 30, 2017. However, this disclosure is not included in the Prospectus/Proxy Statement for the Mid Cap Reorganization. Please address this inconsistency and revise if appropriate.

Response: Each Prospectus/Proxy Statement includes the referenced information.

Statement of Additional Information

Pro Forma Financial Information

45.	Staff Comment: The pro forma financial statements discuss portfolio repositioning. Please provide additional narrative detail regarding the securities being sold in each reorganization (e.g., type or industry) and the primary reason for the sales of the securities.

Response: The requested revision will be made.

Securities and Exchange Commission

September 13, 2017

SMALL CAP REORGANIZATION ONLY

Questions and Answers

46.	Staff Comment: The last sentence of the fourth Q&A states: "Certain tax attributes of the Fund will carry over to the Acquiring Fund, including the ability of the Acquiring Fund to utilize the Fund's capital loss carryforwards, if any; however, the ability of the Acquiring Fund to utilize the Fund's capital loss carryforwards, if any, will be subject to limitations." Please briefly explain the nature of any limitations on the Acquiring Fund's ability to utilize the Fund's capital loss carryforwards.

Response: The limitations on the Acquiring Fund's ability to utilize the Fund's capital loss carryforwards are a result of the "ordering rule" pursuant to tax legislation enacted in 2010, which is described under "Summary—Information about the Reorganization—Federal Income Tax Consequences." Moreover, it is anticipated that all of the Fund's capital loss carryforwards will be utilized by the Fund before the Closing Date.

47.	Staff Comment: In the fourth Q&A, please disclose any costs of the Reorganization to be borne by shareholders and any tax consequences to shareholders of the Reorganization.

Response: The following disclosure will be added to the Q&A after the sentence regarding portfolio repositioning: "Management estimates that brokerage commissions and other transaction costs associated with such portfolio sales will be approximately $18,000, such cost to be borne by the Fund." With respect to the tax consequences of the Reorganization, please note that the second sentence of the referenced Q&A is: "Shareholders will not recognize any capital gain or loss as a direct result of the reorganization."

48.	Staff Comment: In the sixth Q&A, please disclose any breakpoints in the administration fee paid by the Fund to Dreyfus.

Response: There are no breakpoints in the administration fee paid by the Fund to Dreyfus.

49.	Staff Comment: The eighth Q&A states: "Dreyfus, and not the Fund or the Acquiring Fund, will pay the expenses directly related to the proposed reorganization." Please briefly describe the direct expenses of the Reorganization that will be paid by Dreyfus.

Response: The "indirect" expenses of the Reorganization are portfolio transaction costs associated with the Reorganization, which are described in other sections of the Prospectus/Proxy Statement.

Prospectus/Proxy Statement

Summary

50.	Staff Comment: In Goal and Approach, please highlight the fact that the Acquiring Fund's portfolio will consist of securities with significantly lower weighted average and median market capitalizations (for example, add the following as the last sentence of the second paragraph: "Accordingly, the portfolio of the Acquiring Fund will consist of companies with significantly lower market capitalizations than the Fund").

Securities and Exchange Commission

September 13, 2017

Response: The requested revision will be made (other than the inclusion of the adjective "significantly").

51.	Staff Comment: In Goal and Approach, please provide the weighted average and median market capitalization for the Russell 2000 Value Index as of June 30, 2017, as it is done for the Russell 2500 Index. In addition, please consider disclosing the range of the market capitalizations for the Russell 2000 Value Index and the Acquiring Fund as of the most recent date. This comment also applies to the Fund and the Russell 2500 Index.

Response: The requested revision will be made.

Statement of Additional Information

52.	Staff Comment: The information in Exhibit B would be included in the statement of additional information for the Acquiring Fund. Assuming that the Acquiring Fund's statement of additional information has been properly incorporated into this Prospectus/Proxy Statement, consider whether Exhibit B is necessary.

Response: We continue to consider Exhibit B necessary.

MID CAP REORGANIZATION ONLY

Cross Reference Sheet

53.	Staff Comment: Please confirm that the semi-annual report of Dreyfus Mid-Cap Growth Fund that is to be delivered on or about August 31, 2017 will be delivered with the Prospectus/Proxy Statement.

Response: Only the Acquiring Fund's documents will be delivered with the Prospectus/Proxy Statement.

Questions and Answers

54.	Staff Comment: The fifth Q&A states: "Class F shares of the Fund and Class Z shares of the Acquiring Fund are each subject to an annual Rule 12b-1 fee of up to 0.25% to reimburse MBSC for the sale and distribution of such shares and, in the case of Class Z, certain services provided to the holders of Class Z shares." Please disclose what these "certain services" are and clarify if they are included in the 12b-1 fee for Class Z shares.

Response: The referenced disclosure will be revised as follow: "Class F shares of the Fund and Class Z shares of the Acquiring Fund are each subject to an annual Rule 12b-1 fee of up to 0.25% to reimburse MBSC for the sale and distribution of such shares and, in the case of Class Z, such fee includes reimbursement to MBSC for certain services provided to the holders of Class Z shares relating to shareholder accounts, such as answering shareholder inquiries regarding the Acquiring Fund and providing reports and other information, and services related to the maintenance of shareholder accounts." Such services are included in the 12b-1 fee for Class Z shares.

55.	Staff Comment: The fifth Q&A states: "Class F shares of the Fund, unlike Class Z shares of the Acquiring Fund, pay MBSC a prorated monthly fee, pursuant to a Shareholder Services Agreement, for certain shareholder-related services equal on an annual basis to $24 for each Class F shareholder account of the Fund considered to be an open account at any time during the applicable month." Please replace "$24" with "equal to $24" if accurate.

Securities and Exchange Commission

September 13, 2017

Response: We believe the referenced disclosure is accurate as written.

56.	Staff Comment: The tenth Q&A states: "By combining the Fund with the Acquiring Fund, shareholders of the Fund also should benefit from more efficient portfolio management and certain operational efficiencies." Please explain why more efficient portfolio management is a benefit to the Fund when the portfolio will be managed by the same portfolio managers and that there will be a sub-adviser interposed between the adviser and the Acquiring Fund.

Response: We believe the disclosure adequately explains why more efficient portfolio management is a benefit of the proposed Reorganization.

Prospectus/Proxy Statement

57.	Staff Comment: The eighth paragraph references the Fund's semi-annual report for the six-month period ended June 30, 2017. Please confirm that June 30, 2017 is the correct date for the Fund's semi-annual report. The Staff found no such report on EDGAR.

Response: The Fund's semi-annual report for the six month period ended June 30, 2017 was not available at the time the Registration Statement was filed. However, it was subsequently filed, on August 25, 2017, and is available via EDGAR Accession No. 0000030146-17-000015.

Summary

58.	Staff Comment: In Goal and Approach, please provide the weighted average and median market capitalization for the Russell 2500 Growth Index as of June 30, 2017, as it is done for the Russell Mid Cap Growth Index. In addition, please consider disclosing the range of the market capitalizations for the Russell 2500 Growth Index and the Acquiring Fund as of the most recent date. This comment also applies to the Fund and the Russell Mid Cap Growth Index.

Response: The requested revision will be made.

59.	Staff Comment: Disclosure in Goal and Approach states: "The Acquiring Fund also may invest up to 20% of its assets in high grade fixed-income securities . . . " Please supplementally confirm that the Acquiring Fund will not invest in junk bonds.

Response: Acquiring Fund management confirms that the Acquiring Fund will not invest in junk bonds.

60.	Staff Comment: Please include a line item in the fee tables for the $24 account fee paid by Class F shareholders to MBSC pursuant to the shareholder services agreement, or supplementally explain why such line item may be excluded from the fee table.

Response: The fee pursuant to the Shareholder Services Agreement is compensation for certain transfer agency services and is included in the calculation of "Other Expenses."

Securities and Exchange Commission

September 13, 2017

Statement of Additional Information

Pro Forma Financial Information

61.	Staff Comment: Please add the dollar amount of the decrease in the advisory fee resulting from the reorganization, either in the paragraph discussing the change in the advisory fee rate or the table that shows changes to expenses.

Response: The requested revision will be made.

Should members of the Staff have any questions or comments, please contact me at 212.969.3381 or, in my absence, contact David Stephens at 212.969.3357.

Very truly yours,

/s/ Lisa Goldstein

Lisa Goldstein

cc:	David Stephens

Jeff Prusnofsky